Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	March 31, 2005	April 2, 2006	April 1, 2007	April 6, 2008	May 3, 2009
Earnings:
Pretax income (loss) from continuing operations	(5,445)	(18,388)	(60,504)	(25,769)	(126,986)
Add fixed charges	2,268	1,980	1,719	4,368	4,724

Earnings (as defined)	(3,177)	(16,408)	(58,785)	(21,401)	(122,262)

Fixed Charges:
Interest expense	996	849	723	2,467	2,865
Estimate of interest within rental expense	1,272	1,131	996	1,901	1,859

Total fixed charges	2,268	1,980	1,719	4,368	4,724

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	(5,445)	(18,388)	(60,504)	(25,769)	(126,986)